Exhibit 8.1

Operating Subsidiaries of Flamel Technologies S.A.

Flamel Technologies, Inc.

Flamel US Holdings Inc.

Éclat Pharmaceuticals, LLC

Talec LLC

Other Subsidiaries of Flamel Technologies S.A.: Flamel Irish Holdings Limited and Flamel Ireland Limited